SEC FILE NUMBER
001-39613
CUSIP NUMBER
04271T100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25/A
(Amendment No. 1)

NOTIFICATION OF LATE FILING

(Check one)	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2022

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not applicable

PART I — REGISTRANT INFORMATION
Array Technologies, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable
3901 Midway Place NE
Address of Principal Executive Office (Street and Number)
Albuquerque, New Mexico 87109
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

On March 2, 2023, Array Technologies, Inc. (the “Company”) filed a Notification of Late Filing on Form 12b-25 (the “Original Form 12b-25”) reporting that it required additional time to complete its Annual Report on Form 10-K for the period ended December 31, 2022 (the “Annual Report”) principally because the Company required additional time to (i) complete its review of its new subsidiaries’ financial information and consolidation of these results into the Company’s financial statements and (ii) correct errors in the unaudited condensed consolidated financial statements as of and for the quarter and year-to-date periods ended March 31, 2022, June 30, 2022 and September 30, 2022. This amendment to the Original Form 12b-25 is being filed to report that the Company will not be filing the Annual Report within the 15-day extension period provided by the Original Form 12b-25, as additional time is needed to complete the Annual Report. The Company is continuing in its efforts to file the Annual Report as soon as reasonably practicable.

The Company does not expect that the anticipated timing of filing the Annual Report will affect any of the financial reporting covenants under the credit agreement, dated October 14, 2020, governing its term loan facility and revolving credit facility, or under the indenture, dated December 3, 2021, governing the Company’s 1.00% Convertible Senior Notes due 2028.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nipul Patel	(505)	881-7567
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☐  Yes   ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s statements included in this Form 12b-25 include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect management’s analysis as of the date of this Notification of Late Filing and actual events may differ materially from those contemplated by these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including the inability of the Company to complete the work necessary in order to file its 2022 Annual Report in the time frame that is anticipated.

Array Technologies, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 15, 2023	By	/s/ Nipul Patel
Nipul Patel Chief Financial Officer